Aetna Life Insurance and Annuity Company

                                  Endorsement

The Contract and Certificate are endorsed as follows:

     If Aetna GET Fund Record Units are adjusted at any time during an Aetna GET Fund Guaranteed Period, the Aetna GET Fund Guarantee will be restated. The restated Aetna GET Fund Guarantee will be calculated so that it is equivalent to the original Aetna GET Fund Guarantee for that series.

Endorsed and made part of the Contract or Certificate on the Effective Date of the Contact or Certificate, or September 3, 1996, whichever is later.

                                    /s/ Dan Kearney
                                        President
                                        Aetna Life Insurance and Annuity
                                        Company

GET-1(9/96)